Exhibit 21.1

                            Blue Valley Ban Corp.

                        Subsidiaries of the Registrant


Subsidiaries of Blue Valley Ban Corp.

1.    Bank of Blue Valley  -  Incorporated in Kansas

2.    Blue Valley Building Corp.  -  Incorporated in Kansas

3.    BVBC Capital Trust I  -  Organized under the laws of the State of
      Delaware


Subsidiary of Bank of Blue Valley

1.    Blue Valley Investment Corporation  -  Incorporated in Kansas